# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OPAL Fuels Inc., CIK 0001842279
CUSIP: 68347P103
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: One North Lexington Avenue, Suite 1450, White Plains, New York (NY), 10601
Date of event which requires filing of this statement: 04/22/2025
Filed by CIK 0001827111
Persons authorized to receive notices and communications: Mark Comora, c/o OPAL Fuels Inc., One North Lexington Avenue, Suite 1450, White Plains, New York (NY), 10601, (914) 705-4000

## Reporting persons
- Mark Comora (CIK 0001827111): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 56,712; shared voting power 145,279,637; sole dispositive power 56,712; shared dispositive power 145,279,637; aggregate amount beneficially owned 145,336,349 (84.2% of the class)
  Comment: Rows 7 and 9: The reported shares consist of 56,712 shares of Class A common stock held directly by Mr. Comora.
  
  Rows 8 and 10: The reported shares consist of (i) 880,600 shares of Class A common stock (the "Class A common stock") of OPAL Fuels Inc. (the "Issuer") held by Fortistar LLC, (ii) 121,500,000 shares of Class B common stock of the Issuer (the "Class B common stock") held by OPAL HoldCo LLC, (iii) 20,877,450 shares of Class D common stock of the Issuer (the "Class D common stock") held by OPAL HoldCo LLC and (iv) 2,021,587 shares of Class D common stock held by Hillman RNG Investments, LLC.
  
  Row 13: All ownership percentages in this schedule are calculated based on an aggregate of 28,835,811 shares of Class A common stock outstanding, 121,500,000 shares of Class B common stock outstanding, and 22,899,037 shares of Class D common stock outstanding as of April 22, 2025.
- OPAL HoldCo LLC (CIK 0001938310): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 142,377,450; sole dispositive power 0; shared dispositive power 142,377,450; aggregate amount beneficially owned 142,377,450 (82.5% of the class)
  Comment: Rows 8, 10, and 11: The reported shares consist of (i) 121,500,000 shares of Class B common stock and (ii) 20,877,450 shares of Class D common stock held directly by OPAL HoldCo LLC.
  
  Row 13: All ownership percentages in this schedule are calculated based on an aggregate of 28,835,811 shares of Class A common stock outstanding, 121,500,000 shares of Class B common stock outstanding, and 22,899,037 shares of Class D common stock outstanding as of April 22, 2025.
- Hillman RNG Investments, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,021,587; sole dispositive power 0; shared dispositive power 2,021,587; aggregate amount beneficially owned 2,021,587 (1.2% of the class)
  Comment: Rows 8, 10, and 11: The reported shares consist of 2,021,587 shares of Class D common stock held directly by Hillman RNG Investments, LLC.
  
  Row 13: All ownership percentages in this schedule are calculated based on an aggregate of 28,835,811 shares of Class A common stock outstanding, 121,500,000 shares of Class B common stock outstanding, and 22,899,037 shares of Class D common stock outstanding as of April 22, 2025.
- Fortistar LLC (CIK 0001841238): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 145,279,637; sole dispositive power 0; shared dispositive power 145,279,637; aggregate amount beneficially owned 145,279,637 (84.2% of the class)
  Comment: Rows 8, 10, and 11: The reported shares consist of (i) 880,600 shares of Class A common stock held by Fortistar LLC, (ii) 121,500,000 shares of Class B common stock held by OPAL HoldCo LLC, (iii) 20,877,450 shares of Class D common stock held by OPAL HoldCo LLC and (iv) 2,021,587 shares of Class D common stock held by Hillman RNG Investments, LLC.
  
  Row 13: All ownership percentages in this schedule are calculated based on an aggregate of 28,835,811 shares of Class A common stock outstanding, 121,500,000 shares of Class B common stock outstanding, and 22,899,037 shares of Class D common stock outstanding as of April 22, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: OPAL Fuels Inc.
Address of issuer's principal executive offices: One North Lexington Avenue, Suite 1450, White Plains, New York (NY), 10601
Comment: This Amendment No. 2 on Schedule 13D (this "Schedule 13D") relates to the Issuer's Class A common stock, $0.0001 par value per share, and amends and further supplements the Schedule 13D originally filed on July 29, 2022 (as amended from time to time, the "Statement") by Mark Comora, OPAL HoldCo LLC, Hillman RNG Investments, LLC, and Fortistar LLC (collectively, the "Reporting Persons"). The Reporting Persons are filing this Schedule 13D to report the exchange by OPAL HoldCo LLC of an aggregate of 50,000,000 shares of Class D common stock into 50,000,000 shares of Class B common stock as disclosed in Item 5 below. Except as expressly set forth herein, there have been no changes to the Statement. The Issuer's principal executive offices are located at One North Lexington Avenue, Suite 1450, White Plains, New York 10601. Except as otherwise indicated, capitalized terms used and not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Pursuant to the Certificate of Incorporation of the Issuer, each share of Class D common stock is convertible into one share of Class B common stock at the option of the holder thereof at any time upon written notice to the Issuer. No conversion price is required to be paid in connection with such conversion. On April 22, 2025, OPAL HoldCo LLC delivered notice to the Issuer of its election to exchange 50,000,000 shares of Class D common stock into a corresponding number of Class B common stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 11 and 13 on the cover page.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover page.

## Signatures
- Mark Comora: /s/ John Coghlin, John Coghlin/Attorney-in-Fact (04/23/2025)
- OPAL HoldCo LLC: /s/ John Coghlin, John Coghlin/Attorney-in-Fact (04/23/2025)
- Hillman RNG Investments, LLC: /s/ John Coghlin, John Coghlin/Attorney-in-Fact (04/23/2025)
- Fortistar LLC: /s/ John Coghlin, John Coghlin/Attorney-in-Fact (04/23/2025)